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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D
                                (Amendment No. 2)


                    Under the Securities Exchange Act of 1934


                               WESTWOOD ONE, INC.
                                (Name of Issuer)


                     Common Stock, par value $.01 per share
                         (Title of Class of Securities)


                                   961815 10 7
                                 (CUSIP Number)


                              Neil A. Torpey, Esq.
                      Paul, Hastings, Janofsky & Walker LLP
                                 399 Park Avenue
                            New York, New York 10022
                                 (212) 318-6000
                     (Name, Address and Telephone Number of
                      Person Authorized to Receive Notices
                               and Communications)


                      December 27, 1999 and December 28, 1999
                      (Date of Events which Require Filing
                               of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d- 1(b)(3) or (4), check the following box [ ]

                              Page 1 of 7 pages
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                                  SCHEDULE 13D

CUSIP No. 961815 10 7                                          Page 2 of 7 Pages



     1       NAME OF REPORTING PERSON
             I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

                               David I. Saperstein

     2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP     (a) / /
                                                                  (b) /X/

     3       SEC USE ONLY


     4       SOURCE OF FUNDS

                               N/A

     5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
             TO ITEMS 2(d) OR 2(e)                                           / /

     6       CITIZENSHIP OR PLACE OF ORGANIZATION

                               U.S.A.

                               7      SOLE VOTING POWER

          NUMBER OF                   7,754,708
           SHARES
        BENEFICIALLY           8      SHARED VOTING POWER
            OWNED
           BY EACH                    None
          REPORTING
         PERSON WITH           9      SOLE DISPOSITIVE POWER

                                      7,754,708

                               10     SHARED DISPOSITIVE POWER

                                      None

    11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                               7,754,708

    12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
             SHARES                                                          /X/


    13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                               12.3%

    14       TYPE OF REPORTING PERSON

                               IN

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                  This Amendment No. 2 to the Schedule 13D ("Amendment No.2") is
being filed by David I. Saperstein (the "Reporting Person") pursuant to Rule 13d-2 of the General Rules and Regulations under the Securities Exchange Act of 1934, as amended, with respect to the common stock, par value $.01 per share
(the "Issuer Common Stock") of Westwood One, Inc., a Delaware corporation (the "Issuer"). This Amendment No. 1 supplements, amends and restates information contained in the Schedule 13D originally filed by the Reporting Person on October 5, 1999 (the "Schedule 13D"), as amended by Amendment No. 1 to the
Schedule 13D ("Amendment No. 1"). Capitalized terms used in this Amendment No. 1 but not otherwise defined have the meaning ascribed to them in the Schedule
13D. The Schedule 13D is supplemented, amended and restated as follows:

ITEM 4.  PURPOSE OF TRANSACTION.

                  Item 4 is amended and restated in its entirety to report the disposition of 5,400,000 shares of Issuer Common Stock, and the conversion of 3,824,625 shares of Series A Preferred Stock of the Issuer into 3,824,625 shares of Issuer Common Stock, by the Reporting Person as follows:

                  The Reporting Person acquired the shares of Issuer Common Stock reported herein solely for investment purposes.

                  (a), (e) Pursuant to the Merger Agreement, the Reporting Person received 3,824,625 shares of Issuer Preferred Stock in exchange for 2,549,750 shares of Metro Preferred Stock. By its terms, each share of Issuer Preferred Stock is convertible with no premium into one share of Issuer Common Stock at the option of the holder. However, under the Metro Loan Agreement and the Assignment Agreement, the Reporting Person may not convert the Issuer Preferred Stock into Issuer Common Stock prior to repaying the Metro Stock Loan. The Metro Stock Loan may be repaid only by delivering to the Issuer either the Issuer Preferred Stock or 3,824,625 shares of Issuer Common Stock. See Items 3 and 5.

                  On October 19, 1999, the Reporting Person sold 1,560,000 shares of Issuer Common Stock pursuant to a "brokerage transaction" (the "Brokerage Transaction"), as such term is defined in Rule 144 under the Securities Act of 1933, as amended. Goldman, Sachs & Co. ("Goldman") sold these shares (the "Brokerage Shares") in its capacity as a broker for the Reporting Person. The Brokerage Shares were sold by the Reporting Person for an aggregate amount of $58,500,000, representing an amount equal to $37.50 per Brokerage Share.

                  Also on October 19, 1999, the Reporting Person entered into a letter agreement (the "Letter Agreement") with the Issuer, pursuant to which the Reporting Person sold 533,330 shares of Issuer Common Stock to the Issuer (the "Stock Repurchase") pursuant to the Issuer's stock repurchase program (the "Stock Repurchase Program"). Such shares (the "Repurchase Shares") were sold by the Reporting Person pursuant to the Issuer's Stock Repurchase Program for an aggregate amount of $19,999,875.00, representing an amount equal to $37.50 per Repurchase Share. The Stock Repurchase was consummated on October 26, 1999.

                  On December 27, 1999, the Reporting Person transferred 3,824,625 shares of Issuer Common Stock to the Issuer in connection with the Reporting Person's obligations under the Metro Loan Agreement, as assigned, assumed and amended by the Assignment Agreement.

                   Also on December 27, 1999, the Reporting Person transferred 1,575,375 shares of Issuer Common Stock to the Trust pursuant to the terms of the Trust Loan Agreements.

                  On December 28, 1999, the Reporting Person acquired beneficial ownership of 3,824,625 shares of Issuer Common Stock, upon the conversion of the Reporting Person's Issuer Preferred Stock into an equivalent number of shares of Issuer Preferred Stock.

                  (d) Pursuant to the Merger Agreement, the Issuer agreed to add the Reporting Person and one additional person designated by the Reporting Person to its Board of Directors. In connection therewith, on September 22, 1999, the Reporting Person and Infinity Broadcasting





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Corporation ("Infinity") entered into a voting agreement (the "Voting
Agreement"). Pursuant to the Voting Agreement, (1) Infinity agreed to vote all shares of capital stock of the Issuer which Infinity owns or controls and which is entitled to vote thereon in favor of the election of the Reporting Person and a designee appointed by the Reporting Person to the Board of Directors of the Issuer, and (2) the Reporting Person agreed to vote all shares of capital stock of the Issuer which the Reporting Person owns or controls and which is entitled to vote thereon in favor of the election of the person or persons selected by Infinity for election to the Board of Directors of the Issuer. The Voting Agreement will terminate no later than the fourth anniversary of the date thereof.

                  (b), (c), (f), (g), (h), (i) and (j)

                  Not applicable.


ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

                  Item 5 is amended and restated in its entirety as follows:

                  (a) The Reporting Person beneficially owns an aggregate of 7,754,708 shares of Issuer Common Stock, constituting 12.3% of the total class.

                  The shares of Issuer Common Stock reported herein as beneficially owned by the Reporting Person do not include an aggregate of 1,575,375 shares of Issuer Common Stock held by the Trusts, the beneficiaries of which are the children of the Reporting Person. The Reporting Person disclaims beneficial ownership of such shares.

                  (b) Except as specified in the Voting Agreement, the Reporting Person has sole voting and dispositive power as to 7,754,708 shares of Issuer Common Stock.

                  (c) Other than as provided herein, no transactions in the Issuer Common Stock were effected by the Reporting Person since the filing of the Schedule 13D Statement.

                  (d) Not applicable.




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                  (e)      Not applicable.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

                  (i) Stock Loan and Pledge Agreement, dated as of October 16, 1996, between Metro Networks, Inc. and David I. Saperstein.

                  (ii) Assignment, Assumption and Amendment Agreement dated as of September 22, 1999, among Westwood One, Inc., Metro Networks, Inc. and David I. Saperstein.

                  (iii) Stock Loan and Pledge Agreement, dated as of October 16, 1996, between Michelle Joy Coppola 1994 Trust and David I. Saperstein.(1/)

                  (iv) Merger Agreement, dated as of June 1, 1999, as amended, among Westwood One, Inc., Copter Acquisition Corp. and Metro Networks, Inc.

                  (v) Voting Agreement, dated as of September 22, 1999, between David I. Saperstein and Infinity Broadcasting Corporation.

                  (vi) Letter Agreement, dated as of October 19, 1999, between David I. Saperstein and Westwood One, Inc.


--------
                           (1/) Except for the names of the parties, the four other Trust Loan Agreements are identical to the Trust Loan Agreement filed herewith and accordingly are not being filed.



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                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  January 24, 2000

                                                /s/David I. Saperstein
                                                ----------------------
                                                   David I. Saperstein



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                                  EXHIBIT INDEX

                  (i) Stock Loan and Pledge Agreement, dated as of October 16, 1996, between Metro Networks, Inc. and David I. Saperstein (incorporated by reference to Exhibit 99.(I) to Metro's Schedule 13D filed with the Securities and Exchange Commission on October 29,
                           1996).

                  (ii) Assignment, Assumption and Amendment Agreement dated as of September 22, 1999, among Westwood One, Inc., Metro Networks, Inc. and David I. Saperstein (incorporated by reference to Exhibit 99.(II) to Westwood's Schedule 13D filed on October 5, 1999).

                  (iii) Stock Loan and Pledge Agreement, dated as of October 16, 1996, between Michelle Joy Coppola 1994 Trust and David I. Saperstein (incorporated by reference to
                           Exhibit 99.(II) to Metro's Schedule 13D filed with the Securities and Exchange Commission on October 29,
                           1996).

                  (iv) Merger Agreement, dated as of June 1, 1999, as amended, among Westwood One, Inc., Copter Acquisition Corp. and Metro Networks, Inc. (incorporated by reference to Exhibit 2.1 to the Issuer's Registration Statement on Form S-4 filed with the Securities and Exchange commission on August 20, 1999).

                  (v) Voting Agreement, dated as of September 22, 1999, between David I. Saperstein and Infinity Broadcasting Corporation (incorporated by reference to Exhibit 99.(V) to Westwood's Schedule 13D filed on October
                           5, 1999).

                  (vi) Letter Agreement, dated as of October 19, 1999, between David I. Saperstein and Westwood One, Inc. (incorporated by reference to Exhibit 99.VI to Amendment No. 1 to Westwood's Schedule 13D filed on November 9, 1999).






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